SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release
                                                                                            24 November 2006

                                                    SkyePharma PLC ("the Company")

                                               Notification of Major Interest in Shares

In  accordance  with the  Companies  Act 1985 (as  amended)  the  Company  was  informed  on 23  November  2006  that  Lehman  Brothers
International  (Europe)  ("Lehman")  had increased  their holding by 6,360,599  since their last filing on 21 November  2006.  Lehman's revised holding amounts to 61,031,335 Ordinary Shares of 10p each, representing 8.1% of the issued share capital of the Company.

                                                               - ends -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 24, 2006